PACIFIC CORPORATE TRUST COMPANY
510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

September 25, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:	KIRKLAND LAKE GOLD INC (the "Company")
MAILING ON SEPTEMBER 25, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Information Circular
  Notice of Meeting
  Annual Financial Statements for the Year Ending 2006/04/30
  Management Discussion and Analysis
  Proxy*

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"DALLAS CHUNG"

DALLAS CHUNG

cc: Toronto Stock Exchange	cc: KIRKLAND LAKE GOLD INC
cc: Alberta Securities Commission	cc: NORTHWEST LAW GROUP
cc: Ontario Securities Commission	cc: PRICEWATERHOUSECOOPERS L
cc: US Securities and Exchange Commission

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.